LAW OFFICES OF

IWONA J. ALAMI

620 NEWPORT CENTER DR., SUITE 1100

NEWPORT BEACH, CALIFORNIA 92660

(949)760-6880

FAX: (949) 495-9927

E-MAIL: ALAMILAW@AOL.COM

October 29, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amaru, Inc.
Post-Effective Amendment No. 1 to Form S-8
Filed October 23, 2015 under EDGAR submission type “POS AM”
File No. 333-199838
Request for Withdrawal

Dear Sir/Madam

On behalf of Amaru, Inc., we are transmitting this letter relating to the above-referenced filing made with the Securities and Exchange Commission (the “Commission”) on October 23, 2015. Due to clerical error, this filing was erroneously designated with the submission type “POS AM” rather than “S-8 POS.”

By this letter we are requesting the Commission’s consent to the withdrawal of the above-referenced amendment filing, which we are re-filing with the submission type “S-8 POS” as soon as practicable.

Thank you for your assistance. Should you have any questions with respect to the foregoing, please feel free to call the undersigned at (949)760-6880.

Very truly yours,

/s/ IWONA J. ALAMI

IWONA J. ALAMI